UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No. 9)
INCO LIMITED
(Name of Subject Company)
INCO LIMITED
(Names of Persons Filing Statement)
Common Shares
(Title of Class of Securities)
453258402
(CUSIP Number of Class of Securities)
Simon A. Fish, Esq.
Executive Vice-President, General Counsel & Secretary
145 King Street West, Suite 1500,
Toronto, Ontario M5H 4B7
(416) 361-7511
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:
James C. Morphy, Esq.
George J. Sampas, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 9 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Inco Limited (“Inco”) on August 15, 2006 and amended on August 16, August 21, August 29, September 5, September 25, September 29, October 6 and October 24, 2006. Except as otherwise indicated, the information set forth in the original Schedule 14D-9 and previous amendments thereto remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
Item 3 is hereby amended and supplemented by adding the following:
     The Board of Directors authorized a mergers and acquisitions bonus to certain key individuals instrumental in Inco’s recent strategic initiatives and disclosed such bonus under the heading “Arrangements Between Inco and Its Directors and Senior Officers” in the Notice of Change. This bonus was allocated among 66 individuals, including the executive officers set forth on Exhibit (e)(19), which is incorporated by reference in its entirety. The mergers and acquisitions bonuses were allocated and became payable upon the acquisition of Inco’s common shares by CVRD pursuant to the CVRD Offer, which constituted a change in control for purposes of such bonuses.
Item 8. Additional Information to be Furnished.
     Item 8 is hereby amended and supplemented by adding the following:
     In a press release dated October 27, 2006, Inco announced that each of the members of its Board of Directors had resigned, with the exception of Scott Hand. Inco further announced in the press release that the new directors of Inco were Roger Agnelli (Chief Executive Officer, CVRD), José Lancaster (Executive Director, Non-Ferrous Minerals, CVRD), Murilo Ferreira (Executive Director, Equity Holdings and Business Development, CVRD), Fábio Barbosa (Chief Financial Officer and Investor Relations, CVRD), Gabriel Stoliar (Executive Director, Planning, CVRD), Michael Phelps, Mel Leiderman, Stephen Wallenstein and Stanley Greig, with Mr. Agnelli as Chairman of the Board.
     A copy of Inco’s October 27, 2006 press release is attached as Exhibit (a)(16) to this Schedule 14D-9 and is hereby incorporated herein by reference.
Item 9. Exhibits.
Item 9 is hereby amended and supplemented by adding the following hereto:
     (a)(16) Inco Press Release, dated October 27, 2006.
     (e)(19) Allocation schedule.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Simon A. Fish
Simon A. Fish, Esq.
Executive Vice-President, General Counsel and Secretary
October 27, 2006